Exhibit (m)(iii)

FORM OF SERVICE AND DISTRIBUTION PLAN

OF

LEUTHOLD FUNDS, INC.

(LEUTHOLD GLOBAL FUND)

As Adopted on __________ ____, 2007

        WHEREAS, Leuthold Funds, Inc. (the “Company”) is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

        WHEREAS, the Company intends to act as a distributor of shares of its Common Stock, $0.0001 par value (“Common Stock”), as defined in Rule 12b-1 under the 1940 Act, and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Service and Distribution Plan will benefit the Company and its shareholders;

        WHEREAS, the Company intends that this Service and Distribution Plan cover only its Class G Common Stock, Leuthold Global Fund (the “Fund”); and

        WHEREAS, the Company may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the Fund, all as permitted and contemplated by Rule 12b-1 under the 1940 Act; it being understood that to the extent any activity is one which the Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such plan and not subject to its limitations.

        NOW, THEREFORE, the Company hereby adopts this Service and Distribution Plan (the “Plan”) in accordance with Rule 12b-1 under the Act on the following terms and conditions:

        1.    Distribution and Service Fee. The Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of its average daily net assets. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors of the Company shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc.

        2.    Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of shares of the Fund. The Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person (the “Shareholder Organization(s)”) who renders personal service to the Fund’s shareholders, assists in the maintenance of the Fund’s shareholder accounts or who renders assistance in distributing or promoting the sale of shares of the Fund pursuant to a written agreement approved by the Board of Directors (the “Related Agreement”). To the extent such fee is not paid to such persons, the Fund may use the fee for its expenses of distribution of its shares, including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.

        3.    Effective Date of Plan. This Plan shall not take effect until it has been approved by votes of a majority of both (i) the Board of Directors of the Company and (ii) those Directors of the Company who are not “interested persons” of the Company (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Directors”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

        4.    Continuance. Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

        5.    Reports. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any Related Agreement shall provide to the Company’s Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

        6.    Termination. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or, with respect to the Fund, by vote of a majority of the outstanding shares of the Fund.

        7.    Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof and by the shareholders of the Fund. No other amendment to the Plan may be made unless approved in the manner provided for approval of this Plan in paragraph 3.

        8.    Selection of Directors. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the 1940 Act) of the Company shall be committed to the discretion of the Directors who are not interested persons.

        9.    Records. The Company shall preserve copies of this Plan and any Related Agreement and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

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